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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| SEC FILE NUMBER |
|---|
| 8 - 52060 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

REPORT FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YYYY) AND ENDING 12/31/2021 (MM/DD/YYYY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Outcome Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):

X Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

99 HIGH STREET, SUITE 2900
(No. and Street)

| BOSTON | MA | 02110 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| | | |
|---|---|---|
| (Name) | (Area Code – Telephone No.) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Edelstein & Company, LLP
(Name – if individual, state last, first, and middle name)

| 160 Federal St | Boston | MA | 02110 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 08/11/2009 | 3376 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.*

***Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

# OATH OR AFFIRMATION

I, _____Arnold Freedman_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _____Outcome Capital, LLC_____, as of _____December 31, 2021_____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



_____
Signature

_____
CEO
Title

_____NOT NOTARIZED DUE TO COVID_____

Notary Public

**This filing\*\* contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [ ] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [ ] (d) Statement of cash flows.
- [ ] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [ ] (g) Notes to consolidated financial statements.
- [ ] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [ ] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [ ] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: _____

*\*\*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as* **applicable.**

**OUTCOME CAPITAL, LLC**

**2021 FINANCIAL CONDITION**

**OUTCOME CAPITAL, LLC**
**Boston, Massachusetts**

**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2021**

# TABLE OF CONTENTS

**Report of Independent Registered Public Accounting Firm**

To the Members of Outcome Capital LLC

*Opinion on the Financial Statements*

We have audited the accompanying statement of financial condition of Outcome Capital LLC, as of December 31, 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Outcome Capital LLC as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

*Basis for Opinion*

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Outcome Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Outcome Capital LLC's auditor since 2021.

*Edelstein & Company LLP*

Boston, Massachusetts
February 24, 2022

Edelstein & Company LLP | 160 Federal Street | 9th Floor | Boston, MA 02110 | edelsteincpa.com | A Member of AGN International, Ltd.

**STATEMENT OF FINANCIAL CONDITION**

**OUTCOME CAPITAL, LLC**
**STATEMENT OF FINANCIAL CONDITION**
**December 31, 2021**

**ASSETS**

| | | |
|---|---|---:|
| Cash | $ | 857,842 |
| Accounts receivable | | 120,000 |
| Prepaid expenses | | 48,131 |
| Property and equipment, (net of accumulated depreciation of $141,973) | | 24,470 |
| Right-of-use assets, net of accumulated amortization | | 499,286 |
| Security deposits | | 64,281 |
| **TOTAL ASSETS** | $ | 1,614,010 |

**LIABILITIES AND MEMBERS' CAPITAL**

| | | |
|---|---|---:|
| Accounts payable, accrued expenses and other liabilities | $ | 417,103 |
| Lease liabilities | | 540,419 |
| Total liabilities | | 957,522 |
| Members' capital | | 656,488 |
| **TOTAL LIABILITIES AND MEMBERS' CAPITAL** | $ | 1,614,010 |

The accompanying notes are an integral part of the financial statements.

## NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Outcome Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). Until October 28, 2021, when it was reincorporated under the laws of the state of Massachusetts, the Company was a Virginia limited liability corporation. As of December 31, 2021, the Company has one class of ownership interest and is owned equally by two partners. Net profits and losses are allocated in accordance with the members' respective ownership percentages and members of the Company have limited liability. On August 31, 2021, the Company made a distribution in the amount of $185,791 to purchase a former member's interest at book value and has no further obligations to him. The Company is engaged in business as a securities broker-dealer, which comprises merger and acquisition and advisory services.

The Company is exempt from Rule 15c3-3 under the Securities Exchange Act of 1934 in reliance upon Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. Other than merger and acquisition advisory services provided to customers, the Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients.

### COVID-19

The ongoing impact of the COVID-19 global pandemic continues to cause domestic and global disruption on markets and businesses. As a result, the financial industry has experienced significant volatility. Management believes it has taken appropriate actions to mitigate any material impacts to the Company. However, any additional effect of COVID-19 is unknown and cannot be reasonably estimated as these events have not occurred and are still developing.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

### Use of Estimates in Preparing Financial Statements

The preparation of the Company's financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)**

**Revenue Recognition**
Professional services revenues include fees earned from providing merger-and-acquisition and financial advisory services. All revenue is accounted for in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC 606"). Under ASC 606 the Company (i) identifies the contract with a customer, (ii) identifies the performance obligations in the contract, (iii) determines the transaction price of the contract, (iv) allocates the transaction price to the identified performance obligation in the contract, and (v) recognizes revenue as the Company satisfies the identified performance obligations in the contract.

The Company enters into contracts with customers that typically contain two performance obligations: (1) marketing advisory services and (2) transaction brokerage services. The Company's contracts include two types of consideration: (1) fixed monthly fees paid that are allocated to marketing advisory services and (2) a success fee which is considered variable consideration and received upon the consummation of a transaction. The success fee is typically based on a percentage of the total consideration of the transaction, although in certain cases it may be a flat fee. The Company views marketing advisory services as a promise to transfer a series of distinct services to the customer that are substantially the same and which have the same pattern of service equally through the contract period. Revenue is recognized ratably over the contract term using an output measure of time elapsed. This continuous transfer of control is supported by the unilateral right of many of the Company's customers to terminate contracts for convenience, without having to provide justification for this decision. The Company invoices monthly under these arrangements with payment due on receipt of invoice. Revenue from the consummation of a transaction is recognized at a point in time which is typically when the transaction closes.

At times the Company may enter in a contract that contains a success fee contingent upon a future performance milestone other than the consummation of a transaction. Revenue is recognized when the performance obligation is no longer constrained and it is not probable that the revenue recognized would be subject to significant reversal in a future period.

The Company often receives payment of the non-refundable advisory fees before the end of the month during which the related services are to be performed. In such cases, the Company records as unearned revenue the portion of the advance payment that relates to services to be performed in the next period(s). At the end of 2021, the Company's unearned revenue liability was $185,430. This liability was $60,484 at the end of 2020. Unearned revenue is included in accounts payable, accrued expenses and other liabilities on the Statement of Financial Condition.

**Income Taxes**
Income taxes are not reflected in the accompanying financial statements as the responsibility for income taxes is that of the members, not of the Company itself.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

### Cash

The Company maintains its cash in a commercial bank. All amounts held by the bank are subject to Federal Deposit Insurance Corporation (FDIC) insurance limitations, and amounts held may exceed those limits. Uninsured cash balances were approximately $507,449 at December 31, 2021.

### Accounts Receivable

Accounts receivable are stated at the amount billed to the customer and reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. The Company will periodically review its accounts receivable and based on assessment of credit worthiness, historical experience, current conditions, and other factors, estimate the portion, if any, of the balance that will not be collected and establish a reserve. As of December 31, 2021, the Company believes that no reserve is necessary.

### Property and Equipment

Office furniture, equipment, and leasehold improvements are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line method generally over an estimated useful life of three to five years for office furniture and equipment and the lesser of the life of the lease or seven years for leasehold improvements. Depreciation expense for the year ended December 31, 2021, was $48,742.

### Leases

The Company accounts for leases under ASU 2016-02, Leases, Topic 842. This guidance requires that lessees in a leasing arrangement recognize a right-of-use asset and a lease liability for all leases with a lease term greater than one year. Lease right-of-use assets ("ROU") and liabilities are recognized at the commencement date. The lease liability is measured as the present value of the lease payments over the lease term. The Company uses the rate implicit in the lease if it is determinable. When the rate implicit in the lease is not determinable, the Company uses its incremental borrowing rate at the commencement date of the lease to determine the present value of the lease payments. Operating lease ROU assets are calculated as the present value of the lease payments plus initial direct costs, plus prepayments less any lease incentives received. Lease terms may include renewal or extension options to the extent they are reasonably certain to be exercised. Lease expense is recognized on a straight-line basis over the lease term. The Company has elected not to recognize an ROU asset and obligation for the lease with an initial term of twelve months or less.

See Note 5, "Commitments and Contingent Liabilities" for additional information on the Company's leases.

**Impairment of Long-Lived Assets**

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of carrying amount or the fair value less costs to sell.

**Paycheck Protection Program**

On February 2, 2021, the Company received a second distribution of $361,165 under the Paycheck Protection Program ("PPP") established by the United States Federal government under the Coronavirus Aid, Relief, and Economic Security Act in response to the COVID-19 "Pandemic" in the United States.

The Company applied the guidance from the American Institute of Certified Public Accountants' ("AICPA") Technical Question and Answer Section 3200.18 which states that if a company expects to meet the PPP's eligibility criteria and concludes that the PPP loan represents, in substance, a grant that is expected to be forgiven, it may analogize to International Accounting Standards ("IAS") 20 - Accounting for Government Grants and Disclosure of Government Assistance to account for the PPP loan. Therefore, the Company recognized the reduction of the PPP loan ratably over the loan period as a separate component of other income which matched the period of expenses the PPP loan was used to cover. The Company received full forgiveness of the PPP loan on October 26, 2021.

**Recently Adopted Accounting Pronouncement**

The Company adopted ASU 2016-13 Financial Instruments – Credit Losses, Topic 326 Measurement of Credit Losses on Financial Instruments, which requires entities to present financial assets, measured at amortized cost, at the net amount expected to be collected. The model requires an entity to estimate lifetime credit losses related to such financial assets and exposures based on relevant information about past event, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amounts. The guidance did not have a material impact on the Company's financial statements.

**NOTE 3 – EMPLOYEE BENEFIT PLAN**

The Company has a profit-sharing retirement plan in which employees of the Company participate. The plan covers substantially all employees upon completion of three months of continuous service, as defined. The plan has been structured under Section 401(k) of the Internal Revenue Code. Employees may elect to make salary reduction contributions up to six percent of annual compensation, subject to certain annual limitations. The Company matches a portion of the employee contributions and may provide additional discretionary profit contributions at a rate to be determined annually. For the year ended December 31, 2021, Company contributions totaled $55,618, with an additional $163,181 accrued for a discretionary profit-sharing contribution.

**OUTCOME CAPITAL, LLC**
**NOTES TO FINANCIAL STATEMENTS**
**December 31, 2021**

## NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2021, the Company had net capital of $399,606, which was $381,149 in excess of its required net capital of $18,187. The Company's aggregate indebtedness net capital ratio was 0.68 to 1.

## NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company has obligations as a lessee for office space and equipment with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. Because the Company is not reasonably certain to exercise any renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments as used to determine the lease liability.

The lease does not have restrictive financial or other covenants. Payments due under the lease contract include fixed payments and no variable payments other than the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Total lease cost of $446,916 is included in the Occupancy and Equipment line item on the Statement of Operations for the year ended December 31, 2021. Cash paid for amounts included in the measurement of operating lease liabilities was $465,776 for the year ended December 31, 2021.

Other information related to leases as of December 31, 2021, was as follows:

Weighted-average remaining lease term:

Operating leases                    1.58 years

Weighted-average discount rate:

Operating leases                    8.94%

Amounts disclosed for ROU assets obtained in exchange for lease liabilities and reductions to ROU assets resulting from reductions to lease liabilities include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

**NOTE 5 – COMMITMENTS AND CONTINGENCIES (continued)**

Future minimum lease payment commitments of the operating lease liabilities that are included in lease liabilities on the statement of financial condition are set forth below:

| | | |
|---|---|---|
| 2022 | $ | 365,839 |
| 2023 | | 215,880 |
| Less: discount to present value | | (41,300) |
| Total | $ | 540,419 |

**NOTE 6 – DISAGGREGATED REVENUE**

During 2021, the Company had two types of revenue as follows:

| | |
|---|---|
| Marketing advisory services fees | $ 1,782,030 |
| Success fee revenue | 5,585,065 |
| Total revenue | $ 7,367,095 |

**NOTE 7 – SUBSEQUENT EVENTS**

The Company's management has evaluated the effect which subsequent events may have on these financial statements. Management's evaluation was completed on February 24, 2022, the date these financial statements were issued.